UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 10 )*

Emmis Communications Corporation
(Name of Issuer)
Class A Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
291525103
(CUSIP Number)
Jeffrey H. Smulyan
c/o Emmis Communications Corporation
One Emmis Plaza
40 Monument Circle, Suite 700
Indianapolis, IN 46204
(317) 266-0100
with a copy to:

James M. Dubin, Esq.
c/o Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
(212) 373-3000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 3, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	291525103	Page	2	of	12
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liability of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON: Jeffrey H. Smulyan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		6,261,982 [1]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

6,261,982 [1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,224,007 [1,2]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

Approximately 29.1% [3]

14	TYPE OF REPORTING PERSON:

IN
1 Consists of (i) 8,441.4075 shares of Class A Common Stock held in Mr. Smulyan’s 401(k) Plan, (ii) 9,755 shares of Class A Common Stock held by Mr. Smulyan individually, (iii) 4,930,680 shares of Class B Common Stock held by Mr. Smulyan individually, (iv) 11,120 shares of Class A Common Stock held by Mr. Smulyan as trustee for his children, (v) 3,000 shares of Class A Common Stock held by Mr. Smulyan as trustee for his niece, (vi) options to purchase 97,566 shares of Class A Common Stock that are exercisable currently or within 60 days of August 4, 2010, (vii) options to purchase 1,170,796 shares of Class B Common Stock that are exercisable currently or within 60 days of August 4, 2010 and (viii) 30,625 shares of Class A Common Stock held by The Smulyan Family Foundation, as to which Mr. Smulyan shares voting and dispositive control. Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock.
2 Includes: (i) 4,243,578.28 shares of Class A Common Stock beneficially owned by Alden Global Capital Limited, Alden Global Distressed Opportunities Master Fund, L.P. and Smith Management LLC (collectively, “Alden”), as disclosed on Alden’s Schedule 13D, filed on July 6, 2010, which consists of: (x) 1,406,500 shares of Class A Common Stock that Alden holds and (y) 2,837,078.28 shares of Class A Common Stock into which the 1,162,737 shares of 6.25% Series A Preferred Stock, $0.01 par value, of the Issuer (the “Preferred Stock”) are convertible; and (ii) 1,718,446 shares of Class A Common Stock held by the shareholders of the Issuer set forth in the Rollover Agreement, dated May 24, 2010, by and among JS Acquisition, LLC and such shareholders.
3 The calculation of the foregoing percentage is based on (i) 32,913,373 shares of Class A Common Stock outstanding as of June 16, 2010 as disclosed on the Issuer’s Definitive Proxy Statement/Offer to Exchange on Schedule 14A filed with the SEC on July 6, 2010, (ii) 2,837,078.28 shares of Class A Common Stock that would be issued upon conversion of the 1,162,737 shares of Preferred Stock held by Alden, as disclosed on Alden’s Schedule 13D filed on July 6, 2010, (iii) 6,101,476 shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock beneficially owned by Mr. Smulyan (including upon the exercise of options to purchase shares of Class B Common Stock held by Mr. Smulyan that are exercisable currently or within 60 days of August 4, 2010) and (iv) 97,566 shares of Class A Common Stock issuable upon the exercise of options to purchase shares of Class A Common Stock held by Mr. Smulyan that are exercisable currently or within 60 days of August 4, 2010. Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock. Holders of Class A Common Stock and Class B Common stock vote as a single class in all matters submitted to a vote of the stockholders, with each share of Class A Common Stock entitled to one vote per share and each share of Class B Common Stock entitled to ten votes per share, except (a) with respect to any Going Private Transaction (as such term is defined in the Issuer’s articles of incorporation) between the Issuer and Mr. Smulyan, any affiliate of Mr. Smulyan and any group of which Mr. Smulyan or any affiliate of Mr. Smulyan is a member, in which case the holders of Class A Common Stock and Class B Common Stock shall vote as a single class, with each share of Class A Common Stock and Class B Common Stock entitled to one vote and (b) as otherwise provided in the Issuer’s articles of incorporation or as otherwise provided by law. The shares of Preferred Stock have no voting rights. The shares deemed to be beneficially owned by the Reporting Persons represent approximately 69.3% of the combined voting power of the outstanding shares of Class A Common Stock and Class B Common Stock, voting together as a single class.

CUSIP No.	291525103	Page	3	of	12

1	NAME OF REPORTING PERSON: JS Acquisition, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		6,261,982 [1]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

6,261,982 [1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,224,007 [1,2]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

Approximately 29.1% [3]

14	TYPE OF REPORTING PERSON:

CO

CUSIP No.	291525103	Page	4	of	12

1	NAME OF REPORTING PERSON: JS Acquisition, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		6,261,982 [1]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

6,261,982 [1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,224,007 [1,2]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

Approximately 29.1% [3]

14	TYPE OF REPORTING PERSON:

OO

CUSIP NO. 291525 10 3	Page 5 of 12
Amendment No. 9 to Schedule 13D
     This Amendment No. 10 to Schedule 13D (this “Amendment No. 10”) is being filed by (i) Jeffrey H. Smulyan, an individual, (ii) JS Acquisition, Inc., an Indiana corporation (“JS Acquisition, Inc.”), and (iii) JS Acquisition, LLC, an Indiana limited liability company (“JS Acquisition, LLC” and, together with Mr. Smulyan and JS Acquisition, Inc., the “Reporting Persons”) and relates to the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of Emmis Communications Corporation, an Indiana corporation (the “Issuer”). The Schedule 13D filed on October 3, 1995 by Mr. Smulyan, as amended and restated by Amendment No. 1 filed by Mr. Smulyan on May 10, 2006, as amended and supplemented by Amendment No. 2 filed by Mr. Smulyan on August 7, 2006, as amended and restated by Amendment No. 3 filed by Mr. Smulyan on September 18, 2006, as amended and supplemented by Amendment No. 4 filed by Mr. Smulyan on January 12, 2010, as amended and supplemented by Amendment No. 5 filed by Mr. Smulyan on April 27, 2010, as amended and supplemented by Amendment No. 6 filed by the Reporting Persons on May 27, 2010, as amended and supplemented by Amendment No. 7 filed by the Reporting Persons on June 7, 2010, as amended and supplemented by Amendment No. 8 filed by the Reporting Persons on June 24, 2010 and as amended and supplemented by Amendment No. 9 filed by the Reporting Persons on July 6, 2010, is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 10. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Schedule 13D, as amended and filed with the Securities and Exchange Commission.

Item 4.	Purpose of Transaction.
     The disclosure in Item 4 is hereby amended and supplemented to add the following after the final paragraph thereof:
     “On July 9, 2010, a group of holders of Preferred Stock, which includes Double Diamond Partners LLC, Zazove Aggressive Growth Fund, L.P., R2 Investments, LDC, DJD Group LLC, Third Point LLC, the Radoff Family Foundation, Bradley L. Radoff, LKCM Private Discipline Master Fund, SPC and Kevin A. Fight (collectively, the “Locked-Up Holders”) entered into a written lock-up agreement (the “Lock-Up Agreement”) pursuant to which, among other things, each of the Locked-Up Holders agreed to: (1) vote or cause to be voted any and all of its shares of Preferred Stock against the Proposed Amendments; (2) restrict dispositions of Preferred Stock; (3) not enter into any agreement, arrangement or understanding with any person for the purpose of holding, voting or disposing of any securities of the Issuer, or derivative instruments with respect to securities of the Issuer; (4) consult with each other prior to making any public announcement concerning the Issuer; and (5) share certain expenses incurred in connection with their investment in the Preferred Stock, in each case during the term of the Lock-Up Agreement. As a result of the Lock-Up Agreement, the Locked-Up Holders may be deemed to have formed a group within the meaning of Rule 13d-5(b) under the Exchange Act. The Lock-Up Holders collectively own 1,074,915 shares of Preferred Stock, representing approximately 38.3% of the issued and outstanding shares of Preferred Stock. This description of the Lock-Up Agreement is qualified in its entirety by reference to the full text of the Lock-Up Agreement, which is attached hereto as Exhibit 9 and is deemed incorporated herein by reference.

CUSIP NO. 291525 10 3	Page 6 of 12
     Since the announcement of the Lock-Up Agreement, representatives of JS Acquisition, Inc., the Issuer and Alden have been in discussions with representatives of the Locked-Up Holders in an effort to obtain the approval of the Locked-Up Holders with respect to the Proposed Amendments. The Locked-Up Holders requested various changes to the terms of the Transactions, and no agreement had been reached by the parties as of August 3, 2010.
     In light of the ongoing discussions and negotiations with the Locked-Up Holders, on August 3, 2010, the Issuer extended the Exchange Offer until 5:00 p.m., New York City time, on Friday, August 6, 2010, and issued a press release announcing the extension of the Exchange Offer and the adjournment of the special meeting of the Issuer’s shareholders, which was convened at 6:30 p.m., local time, on Tuesday, August 3, 2010, at One Emmis Plaza, 40 Monument Circle, Indianapolis, Indiana 46204 (the “Issuer’s Headquarters”), to vote on the Proposed Amendments, until 6:30 p.m., local time, on Friday, August 6, 2010, at the Issuer’s Headquarters. On that same day, JS Acquisition, Inc. extended the Tender Offer and issued a press release announcing the extension of the Tender Offer until 5:00 p.m., New York City time, on Friday, August 6, 2010. Accordingly, on the same day, the Issuer (with the approval of the Committee) consented to the extension of the Tender Offer, and JS Acquisition, LLC consented to the extension of the Exchange Offer, pursuant to the terms of the Merger Agreement. Also on that same day, Alden consented to the extension of the Tender Offer and the Exchange Offer pursuant to the terms of the Securities Purchase Agreement.
     As of 5:00 p.m., New York City time, on Tuesday, August 3, 2010, 21,270,888 shares of Class A Common Stock had been tendered into and not withdrawn from the Tender Offer. If not withdrawn at or prior to expiration of the Tender Offer, these shares of Class A Common Stock would satisfy the Minimum Tender Condition. In addition, as of 5:00 p.m., New York City time, on Tuesday, August 3, 2010, 1,574,615 shares of Preferred Stock had been tendered into and not withdrawn from the Exchange Offer.
     On August 4, 2010, the Reporting Persons and the Issuer filed an Amendment to their combined Statement on Schedule TO and Schedule 13E-3 with the SEC with respect to the extension of the Tender Offer. During the extension of the Tender Offer and the Exchange Offer, the Reporting Persons have stated that they expect to continue to negotiate with the Locked-Up Holders and consider other options, including an alternative structure that would still allow a tender offer for the Class A Common Stock to proceed without any changes to the terms of the Preferred Stock and without an offer by the Issuer to exchange the New Notes for the Preferred Stock. As of August 4, 2010, there was no assurance that either an agreement would be reached with the Locked-Up Holders or that an alternative structure could be implemented.
     The Lock-Up Agreement has been attached hereto as Exhibit 9, and Amendment No. 4 to the Schedule TO has been attached hereto as Exhibit 10. Both documents are deemed incorporated herein by reference. The foregoing description of the Lock-Up Agreement and Amendment No. 4 to the Schedule TO does not purport to be complete and is qualified in its entirety by reference to the Lock-Up Agreement and Amendment No. 4 to the Schedule TO. Shareholders and investors are encouraged to read the Lock-Up Agreement, the Schedule TO and all amendments to the Schedule TO carefully.”

CUSIP NO. 291525 10 3	Page 7 of 12

Item 5.	Interest in Securities of the Issuer.
     The disclosure in Item 5 is hereby amended and restated as follows:
     “(a)-(b) As of August 4, 2010, the Reporting Persons may be deemed to beneficially own 6,122,531 shares of Class A Common Stock and 6,101,476 shares of Class B Common Stock, which are convertible into shares of Class A Common Stock at any time on a share-for-share basis. The shares of Common Stock that the Reporting Person may be deemed to beneficially own consist of:
(i)	8,441.4075 shares of Class A Common Stock held in the 401(k) Plan;

(ii)	9,755 shares of Class A Common Stock held by Mr. Smulyan individually;

(iii)	11,120 shares of Class A Common Stock held by Mr. Smulyan for his children over which Mr. Smulyan exercises or shares voting control;

(iv)	3,000 shares of Class A Common Stock held by Mr. Smulyan as trustee for his niece over which Mr. Smulyan exercises or shares voting control;

(v)	options to purchase 97,566 shares of Class A Common Stock that are exercisable currently or within 60 days of August 4, 2010;

(vi)	30,625 shares of Class A Common Stock held by The Smulyan Family Foundation, as to which Mr. Smulyan shares voting control;

(vii)	4,930,680 shares of Class B Common Stock held by Mr. Smulyan individually;

(viii)	options to purchase 1,170,796 shares of Class B Common Stock that are exercisable currently or within 60 days of August 4, 2010;

(ix)	4,243,578.28 shares of Class A Common Stock beneficially owned by Alden, as disclosed on Alden’s Schedule 13D, filed on July 6, 2010, which consists of: (i) 1,406,500 shares of Class A Common Stock that Alden holds and (ii) 2,837,078.28 shares of Class A Common Stock into which the 1,162,737 shares of Preferred Stock are convertible; and

(x)	1,718,446 shares of Class A Common Stock held by the Rollover Shareholders.
     The following is the information required by Item 2 of this Schedule with respect to each person with whom the Reporting Persons share the power to vote or to direct the vote or to dispose or direct the disposition:

CUSIP NO. 291525 10 3	Page 8 of 12
          (a) RONALD E. ELBERGER
          (b) The business address of Mr. Elberger is 135 North Pennsylvania Street, Suite 2700, Indianapolis, IN 46204.
          (c) The present principal occupation of Mr. Elberger is Attorney/Partner with Bose, McKinney & Evans, LLP.
          (d) During the past five years, Mr. Elberger has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
          (e) During the past five years, Mr. Elberger has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          (f) Mr. Elberger is a citizen of the United States of America.
          (a) BRUCE JACOBSON
          (b) The business address of Mr. Jacobson is 800 East 96th Street, Suite 500, Indianapolis, IN 46240.
          (c) The present principal occupation of Mr. Jacobson is Senior Vice President of KSM Business Services; he is a retired partner of Katz, Sapper & Miller LLP.
          (d) During the past five years, Mr. Jacobson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
          (e) During the past five years, Mr. Jacobson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          (f) Mr. Jacobson is a citizen of the United States of America.
          (a) GARY KASEFF
          (b) The business address of Mr. Kaseff is 3500 W. Olive Avenue, Suite 1450, Burbank, CA 91505.
          (c) The present principal occupation of Mr. Kaseff is employee and director of the Issuer and certain of its subsidiaries.
          (d) During the past five years, Mr. Kaseff has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
          (e) During the past five years, Mr. Kaseff has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of

CUSIP NO. 291525 10 3	Page 9 of 12
such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          (f) Mr. Kaseff is a citizen of the United States of America.
     The shares that the Reporting Persons may be deemed to beneficially own represent approximately 29.1% of the outstanding shares of Class A Common Stock and 69.3% of the combined voting power of the outstanding shares of Class A Common Stock and Class B Common Stock, voting together as a single class. Holders of Class A Common Stock and Class B Common stock vote as a single class in all matters submitted to a vote of the stockholders, with each share of Class A Common Stock entitled to one vote per share and each share of Class B Common Stock entitled to ten votes per share, except (a) with respect to any Going Private Transaction (as such term is defined in the Issuer’s articles of incorporation) between the Issuer and Mr. Smulyan, any affiliate of Mr. Smulyan and any group of which Mr. Smulyan or any affiliate of Mr. Smulyan is a member, in which case the holders of Class A Common Stock and Class B Common Stock shall vote as a single class, with each share of Class A Common Stock and Class B Common Stock entitled to one vote and (b) as otherwise provided in the Issuer’s articles of incorporation or as otherwise provided by law. The shares of Preferred Stock have no voting rights.
     The percentage of the Class A Common Stock that the Reporting Persons may be deemed to beneficially own as set forth in this Item 5 is calculated based on: (i) 32,913,373 shares of Class A Common Stock outstanding as of June 16, 2010 as disclosed on the Issuer’s Definitive Proxy Statement/Offer to Exchange on Schedule 14A filed with the SEC on July 6, 2010; (ii) 2,837,078.28 shares of Class A Common Stock that would be issued upon conversion of the 1,162,737 shares of Preferred Stock held by Alden, as disclosed on Alden’s Schedule 13D filed on July 6, 2010; (iii) 6,101,476 shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock beneficially owned by Mr. Smulyan (including upon the exercise of options to purchase shares of Class B Common Stock held by Mr. Smulyan that are exercisable currently or within 60 days of August 4, 2010); and (iv) the 97,566 shares of Class A Common Stock issuable upon the exercise of options to purchase shares of Class A Common Stock held by Mr. Smulyan that are exercisable currently or within 60 days of August 4, 2010.
     The percentage of the combined voting power of the outstanding shares of Class A Common Stock and Class B Common Stock, voting together as a single class, that the Reporting Persons may be deemed to beneficially own as set forth in this Item 5 is calculated based on: (i) the number of outstanding shares of Class A Common Stock set forth in clause (i) of the immediately preceding paragraph; (ii) the number of shares of Class A Common Stock that would be issuable upon conversion of the shares of Preferred Stock held by Alden set forth in clause (ii) of the immediately preceding paragraph; (iii) 4,930,680 shares of Class B Common Stock outstanding as of June 16, 2010 as disclosed on the Issuer’s Definitive Proxy Statement/Offer to Exchange on Schedule 14A filed with the SEC on July 6, 2010; (iv) the number of shares of Class B Common Stock issuable upon the exercise of options to purchase shares of Class B Common Stock held by Mr. Smulyan that are exercisable currently or within 60 days of August 4, 2010, if any; and (v) the number of shares of Class A Common Stock issuable upon the exercise of options to purchase shares of Class A Common Stock held by Mr. Smulyan that are exercisable currently or within 60 days of August 4, 2010, if any.

CUSIP NO. 291525 10 3	Page 10 of 12
     In addition, pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, the Reporting Persons and entities controlled by the Reporting Persons may be considered to be a “group” with Alden and its affiliates and/or a “group” with the Rollover Shareholders. Therefore shares beneficially owned by Alden and its affiliates and/or the Rollover Shareholders may be attributed to the Reporting Persons. The Reporting Persons disclaim any membership or participation in a “group” with Alden and its affiliates or a “group” with the Rollover Shareholders.
     Except as otherwise provided in Item 2, Item 4 or this Item 5, no one other than the Reporting Persons has the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, the shares of Class A Common Stock that the Reporting Persons may be deemed to beneficially own.
     (c) Except as otherwise provided in Item 2, Item 4 or this Item 5, the Reporting Persons have not effected any transactions in the Class A Common Stock or the Class B Common Stock during the past 60 days.
     (d) Except as otherwise described in Item 2, Item 4 or this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in Item 5.
     (e) Not applicable.”

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer
     The disclosure in Item 6 is hereby amended and supplemented by deleting the second paragraph thereof and replacing it with the following:
     “The information set forth in response to this Item 6 is qualified in its entirety by reference to the Securities Purchase Agreement, the Rollover Agreement, the Merger Agreement, the Schedule TO, Amendment No. 1 to the Schedule TO, Amendment No. 2 to the Schedule TO, Amendment No. 3 to the Schedule TO, Amendment No. 4 to the Schedule TO and the Lock-Up Agreement, which are incorporated herein by reference.”

CUSIP NO. 291525 10 3	Page 11 of 12

Item 7.	Material to be Filed as Exhibits
     Item 7 is hereby amended and supplemented to add the following as exhibits hereto:

Exhibit No.	Description	Filed With
9	Lock-Up Agreement, dated as of July 9, 2010, by and among the undersigned parties thereto (incorporated herein by reference to Exhibit 99.1 to the Schedule 13D filed by Amalgamated Gadget, L.P. with the SEC on July 9, 2010).	Filed with Amendment No. 10

10	Amendment No. 4 to the combined Statement on Schedule TO and Schedule 13E-3, dated August 4, 2010 (incorporated herein by reference to Amendment No. 4 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on August 4, 2010).	Filed with Amendment No. 10

CUSIP NO. 291525 10 3	Page 12 of 12
SIGNATURE
     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: August 4, 2010

/s/ Jeffrey H. Smulyan
Jeffrey H. Smulyan

JS ACQUISITION, INC.
By:	/s/ Jeffrey H. Smulyan
	Name:	Jeffrey H. Smulyan
	Title:	President

JS ACQUISITION, LLC
By:	/s/ Jeffrey H. Smulyan
	Name:	Jeffrey H. Smulyan
	Title:	Manager